Exhibit 4(c)

DESCRIPTION OF NORTHWEST NATURAL HOLDING COMPANY’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

General

The following is a summary of certain rights and privileges of the common stock of Northwest Natural Holding Company (NW Holdings), which is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and is traded on the New York Stock Exchange under the symbol “NWN”.

This summary description does not purport to be complete. Reference is made to NW Holdings’ Amended and Restated Articles of Incorporation (Amended and Restated Articles of Incorporation) and NW Holdings’ Amended and Restated Bylaws that are filed as exhibits to the Annual Report on Form 10-K to which this is filed as an exhibit. The following also summarizes certain applicable provisions of the laws of the State of Oregon, and reference is made to those laws.

Under NW Holdings’ Amended and Restated Articles of Incorporation, NW Holdings is authorized to issue 100,000,000 shares of common stock and 3,500,000 shares of preferred stock.

Dividends and Liquidation Rights

Except as hereinafter stated, the common stock is entitled to receive such dividends as are declared by the Board of Directors (Board) out of funds legally available for the payment of dividends and to receive ratably on liquidation any assets which remain after payment of liabilities. NW Holdings has an authorized class of senior capital stock, referred to as “preferred stock,” none of which is currently outstanding. NW Holdings’ preferred stock would be entitled, in preference to the common stock, (1) to cumulative dividends at the annual rate fixed for each series by the Board, and (2) in voluntary and involuntary liquidation, to the amounts fixed for each series by the Board, plus in each case, unpaid accumulated dividends.

Dividend Limitations

Should dividends on any preferred stock be in arrears, no dividends on the common stock may be paid or declared. Future series of the preferred stock could contain sinking fund, purchase or redemption obligations under which no dividends on the common stock may be paid or declared while such obligations are in default. Common stock dividends also may be restricted by the provisions of future instruments pursuant to which NW Holdings may issue long-term debt.

As of March 18, 2025, NW Holdings has junior subordinated debentures outstanding. In accordance with the terms of the junior subordinated debentures, NW Holdings has the right, from time to time, to defer the payment of interest on its outstanding junior subordinated debentures on one or more occasions for up to ten consecutive years. NW Holdings may issue, from time to time, additional junior subordinated debentures or other securities that (i) provide NW Holdings with rights to defer the payment of interest or other payments and (ii) contain dividend restrictions in the event of the exercise of such rights. In the event that NW Holdings were to exercise any right to defer interest or other payments on currently outstanding or future series of junior subordinated debentures or other securities, or if there were to occur certain payment defaults on those securities, NW Holdings would not be able, with limited exceptions, to pay dividends on its common stock during the periods in which such payments were deferred or such payment defaults continued. In addition, NW Holdings might issue other securities in the future containing similar or other restrictions on, or that affect, its ability to pay dividends on its common stock.

Voting Rights

Except as provided by law or by resolutions establishing any series of preferred stock, only the common stock has voting rights. Cumulative voting is permitted by the Amended and Restated Articles of Incorporation to holders of common stock at elections of directors.

Classification of the Board of Directors

The Board may consist of not less than nine nor more than thirteen persons, as determined by the Board, divided into three classes as nearly equal in number as possible. One class is elected for a three-year term at each annual meeting of shareholders. Vacancies, including those resulting from an increase in the size of the Board, may be filled by a majority vote of the directors then in office, to serve until the next annual meeting of shareholders. One or more of the directors may be removed, with or without cause, by the affirmative vote of the holders of not less than two-thirds of the shares entitled to vote thereon; provided, however, that if fewer than all of the directors should be candidates for removal, no one of them shall be removed if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the class of directors of which such director shall be a part. Except for those persons nominated by the Board, no person shall be eligible for election as a director unless a request from a shareholder entitled to vote in the election of directors that such person be nominated and such person’s consent thereto shall be delivered to the Secretary of NW Holdings within the time period specified in advance of the meeting at which such election shall be held. The foregoing provisions may not be amended or repealed except by the affirmative vote of the holders of not less than two-thirds of the shares entitled to vote at an election of directors.

Business Transactions with Related Persons

NW Holdings shall not enter into any business transaction with a related person or in which a related person shall have an interest (except proportionately as a shareholder of NW Holdings) without first obtaining both (1) the affirmative vote of the holders of not less than two-thirds of the outstanding shares of the capital stock of NW Holdings not held by such related person, and (2) the determination of a majority of the continuing directors that the cash or fair market value of the property, securities or other consideration to be received per share by the holders, other than such related person, of the shares of each class or series of the capital stock of NW Holdings in such business transaction shall not be less than the highest purchase price paid by such related person in acquiring any of its holdings of shares of the same class or series, unless the continuing directors by a majority vote shall either (a) have expressly approved the acquisition of the shares of the capital stock of NW Holdings that caused such related person to become a related person, or (b) have expressly approved such business transaction. As used in this paragraph: a “business transaction” includes a merger, consolidation, plan of exchange or recapitalization, a purchase, sale, lease, exchange, transfer, mortgage or other disposition of all or a substantial part (10% or more of the fair market value of the assets) of the property and assets of NW Holdings or a related person, an issuance, sale, exchange or other disposition of securities of NW Holdings and a liquidation, spin-off or dissolution; a “related person” includes a person, organization or group thereof owning 10% or more of the capital stock of NW Holdings; “continuing directors” are those directors who were directors of NW Holdings on the date the Amended and Restated Articles of Incorporation first became effective or whose nominations have been approved by a majority of the then continuing directors. The foregoing provisions may not be amended or repealed except by the affirmative vote of the holders of not less than two-thirds of the shares of the capital stock of NW Holdings (other than shares held by related persons).

Preemptive Rights

The holders of the common stock have no preemptive rights.

Certain Anti-Takeover Matters

NW Holdings’ Amended and Restated Articles of Incorporation and Amended and Restated Bylaws include a number of provisions that may have the effect of discouraging persons from acquiring large blocks of its stock or delaying or preventing a change in its control. The material provisions that may have such an effect include:

•	establishment of a classified Board, whereby approximately only one-third of the board stands for election each year;

•
limitations on certain business transactions (including mergers, consolidations, plans of exchange) with any person or entity and any persons or entities related thereto who beneficially own 10% or more of the capital stock of NW Holdings;

•	authorization for the Board (subject to any applicable law) to issue preferred stock in series and to fix rights and preferences of the series;

•	advance notice procedures with respect to nominations of directors or proposals other than those adopted or recommended by the Board; and

•
requirement that holders of not less than two-thirds of the shares entitled to vote are required to remove directors or to amend certain provisions of the Amended and Restated Articles of Incorporation.

NW Holdings is subject to the provisions of sections 60.825 to 60.845 of the Oregon Business Corporation Act (Oregon Business Combinations Act) which generally provide that in the event a person or entity acquires 15% or more of NW Holdings’ voting stock (Interested Shareholder), NW Holdings and such Interested Shareholder and any affiliate may not engage in the following business combinations for a period of three years following the date that person became an Interested Shareholder:

•	a merger or plan of share exchange;

•
any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of NW Holdings’ assets or outstanding capital stock; and

•	transactions that result in the issuance of capital stock to the shareholder that acquired 15% or more of the voting stock.

These restrictions do not apply if:

•
the Board of Directors approved either the business combination or the share acquisition that resulted in the person becoming an Interested Shareholder before the time such person became an Interested Shareholder;

•
as a result of the share acquisition, the person became an Interested Shareholder and 85% owner of the outstanding voting stock, excluding shares owned by persons who are directors and also officers and shares owned by certain employee benefit plans; or

•
on or after the date the person became an Interested Shareholder, the business combination transaction is approved by the Board of Directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the Interested Shareholder.

NW Holdings is also subject to the provisions of Sections 60.801 to 60.816 of the Oregon Business Corporation Act (Oregon Control Share Act), which generally provide that a person who acquires voting stock in a transaction which results in such person holding more than 20%, 33-1/3% or 50% of the total voting power cannot vote the shares it acquires in the acquisition unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by such person and shares held by officers and inside directors, and by the holders of a majority of the outstanding voting shares, including the control shares held by such person and shares held by officers and inside directors. This vote would be required at the time an acquiring person’s holdings exceed 20% of the total voting power, and again at the time the acquiring person’s holdings exceed 33-1/3% and 50%, respectively. The acquiring person may, but is not required to, submit to NW Holdings an “acquiring person statement” setting forth certain information about the acquiring person and its plans with respect to NW Holdings. The acquiring person statement may also request that NW Holdings call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the acquiring person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. Shares are not deemed to be acquired in a control share acquisition if, among other things, they are acquired from the issuing corporation, or are issued pursuant to a plan of merger or exchange effected in compliance with the Oregon Business Corporation Act and the issuing corporation is a party to the merger or exchange agreement.

The Oregon Control Share Act and the Oregon Business Combinations Act have anti-takeover effects because they will encourage any potential acquirer to negotiate with NW Holdings’ Board of Directors and will also discourage potential acquirers unwilling to comply with the provisions of these laws. An Oregon corporation may provide in its articles of incorporation or bylaws that the laws described above do not apply to its shares. NW Holdings has not adopted such a provision.

NW Holdings is also subject to Oregon Revised Statutes Chapter 757.511 which generally provides that no person, directly or indirectly, shall acquire the power to exercise any substantial influence over the policies and actions of a public utility without first securing from the Oregon Public Utility Commission (OPUC) an order authorizing such acquisition if such person is, or by such acquisition would become, an “affiliated interest” with such public utility as defined by Oregon law. Any applicant requesting such an order bears the burden of showing that granting the application is in the public interest. This provision of Oregon law may have anti-takeover effects by subjecting potential acquisitions to OPUC review and approval.